UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  April, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 42 - 12º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
CNPJ nº 04.032.433/0001 -80
NIRE 35300180631
Public-Held Company

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON APRIL 26, 2006

DATE, TIME AND VENUE: On April 26, 2006 at 9:30 am, at the controlling shareholder’s headquarters, Telemar Participações S/A located at Praia do Botafogo, 300, 11º andar, sala 1101 (parte), Botafogo, in the city and State of Rio de Janeiro . II. ATTENDANCE: All the current members of the Board of Directors III. CALL NOTICE: The call notice was individually sent to the members of the Board. IV.DESK: Mr. Carlos Francisco Ribeiro Jereissati – Chairman, and Mr. Leonardo Roslindo Pimenta - Secretary V. AGENDA: (1) Appointment of the chairman of the Board of Directors; (2) Election of the Statutory Executive Office. VI. DECISIONS: In view of the General Shareholders’ Meeting held on April 18, 2006, in which the members of the Board of Directors were elected with term of office to expire on the next General Shareholders Meeting of 2009, it was decided the following: (a) regarding item 1 of the Agenda, it was decided to ratify the nomination of Mr. Carlos Francisco Ribeiro Jereissati to take the position of as the Chairman of the Board of Directors, in compliance with the dispositions in the Board of Directors’ meeting held on October 26, 2005; on item 2, it was decided to maintain the Company’s Executive Officers and therefore the re-election of the current Executive Officers was approved. Hence, The Company’s Executive Office will be composed by: (i) as the Company’s Chief Executive Officer, Mr. Francis James L. Meaney, Irish, single, Business Manager, holder of the passport # R016685, holder of the ID card RNE V218988-N, with Individual Tax Registration (CPF/MF) # 054.404.117 -80; (ii) as the Company’s Chief Financial Officer Mr. Michel Neves Sarkis, Brazilian, married, Business Manager, holder of the ID card # 696198-ES, with Individual Tax Registration (CPF/MF) # 950.392.367 -00; and (iii), as Officers without specific position Mr. Humberto Bortoletto, Brazilian, married, Business Manager, holder of the ID card # 10.172.870, issued by SSP-SP, with Individual Tax Registration (CPF/MF) # 932.806.618 -20, and José Luiz Cardoso Albano, Brazilian, married, manager, holder of the ID card # 04647312-0, issued by IFP-RJ, and with Individual Tax Registration (CPF/MF) # 708.737.207 -68, all of them resident and domiciled in the city and State of Rio de Janeiro, at Rua do Passeio, 42, 12º andar, Centro. The Company’s Investor Relations Officer position with ruling bodies of the capital market, in compliance with the disposition of CVM Instruction # 202/93 and its subsequent amendments will be performance by the elected CFO, Mr. Michel Neves Sarkis. The elected Officers signed their respective Instruments of Investiture, in the present date and declared that they are not involved in crimes that prevent them, by any means, from exercising their duties as directors, in compliance with article 35, incise II of Law # 8.934, from November 18, 1994. VII. CLOSURE: Having no further business to be discussed, the meeting was adjourned, these minutes was drawn up, and after read and found was signed by the attending members. (a.a.) Carlos Francisco Ribeiro Jereissati - Chairman; Otavio Marques de Azevedo, Carlos Medeiros Silva Neto, Roberto Zurli Machado (alternate member), Ronaldo Iabrudi dos Santos Pereira, Luiz Eduardo Falco Pires Correa, Sergio Mamede Rosa do Nascimento – Members. This is a free translation of the Minutes drawn up in the proper book."

Rio de Janeiro, April 26, 2006.

Leonardo Roslindo Pimenta
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26 , 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.